UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number [0-12944]

CUSIP Number 989855101

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Zygo Corporation
Full Name of Registrant

Former Name if Applicable

Laurel Brook Road
Address of Principal Executive Office (Street and number)

Middlefield, Connecticut 06455
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Zygo Corporation (“Zygo” or “we” or “our”) is not in a position to timely file our Quarterly Report on Form 10-Q for the third quarter of fiscal 2010 by May 10, 2010 without unreasonable effort and expense because we require additional time to evaluate changes in the statements of cash flows included in our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2009 and 2008 and December 31, 2009 and 2008 (“Previously Filed Financial Statements”) from those historically filed with the Securities and Exchange Commission (the “SEC”). We anticipate restating our statements of cash flows in our Previously Filed Financial Statements related to the allocation of cash flows from operating activities between continuing operations and discontinued operations and we expect that the restatements will increase net cash provided by operating activities from continuing operations. We do not expect to make any adjustments with respect to any balance sheets or income statements in our Previously Filed Financial Statements. We are finalizing our review and analysis of the aggregate effect of all necessary corrections to our Previously Filed Financial Statements in connection with the restatement. We expect to file our Quarterly Report on Form 10-Q for the third quarter of fiscal 2010 within the five day extension period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. We expect to file the restated Previously Filed Financial Statements at that same time.

The foregoing statements that disclose our expectations of the future, including expected restatement adjustments to previously issued consolidated financial statements are forward-looking statements. The actual amounts and effects of our restatement adjustments, and the dates for our amended SEC filings, could differ materially from those projected in such forward-looking statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Walter A. Shephard	860	347-8506

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zygo Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2010	By:	/s/ Walter A. Shephard

Name: Walter A. Shephard
Title: Vice President, Finance, Chief Financial Officer and Treasurer
Title: